RECEIVED

2008 JUN 16 A 10:24

FICE OF INTERNATIONAL CORPORATE FINANCE

The Paragon Group of Companies PLC
St Catherine's Court Herbert Road
Solihull West Midlands B91 3QE
Tel 0121 712 2323 Fax 0121 711 1330
http://www.paragon-group.co.uk

U.S. Securities and Exchange Commission
Office of International Corporation Finance
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
U S A

[redacted]

08003277

02 June 2008

SUPPL

Dear Ladies and Gentlemen

RE: Paragon Group of Companies PLC / SEC File No. 82-34991 Rule 12g3-2(b) Submission

This letter supplements our prior correspondence with respect to The Paragon Group of Companies PLC, a public limited company incorporated under the laws of England and Wales (the "Company").

Pursuant to Rule 12g3-2(b) (the "Rule") promulgated under the Securities Exchange Act of 1934, as amended (the "Act"), enclosed please find one copy of each of the documents listed on the enclosed covering schedules. These cover the relevant documents produced during the period 1st – 31st May 2008.

The Company is providing the enclosed information and documents in reliance upon (i) paragraph (b)(4) of the Rule to the effect that such information and documents are not deemed "filed" with the Commission or otherwise subject to the liabilities under Section 18 of the Act and (ii) paragraph (b)(5) of the Rule to the effect that the furnishing of such information and documents shall not constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

PROCESSED
JUN 18 2008
THOMSON REUTERS

John G Gemmell
Group Company Secretary

Enc

finance for people

Registered in England no 2336032
Registered Office St Catherine's Court Herbert Road
Solihull West Midlands B91 3QE

Paragon Group is an appointed representative of Mortgage Trust Services PLC which is authorised and regulated by the Financial Services Authority

INVESTOR IN PEOPLE

THE PARAGON GROUP OF COMPANIES PLC

Key:

"CA" means the Companies Act 1985 of Great Britain.

"DR" means the disclosure rules made by the FSA as competent authority under Part IV of the FSMA.

"LR" means the listing rules made by the FSA as competent authority under Part IV of the FSMA; on the implementation of the EU Prospectus Directive in the UK on 1 July, 2005 these listing rules were significantly amended.

"N/A" means that the stated information was reported for general disclosure purposes and not for any specific FSA or Companies Act requirement.

"PR" means the prospectus rules made by the FSA as competent authority under Part IV of the FSMA.

"DTR" means the Disclosure and Transparency Rules made by the FSA as competent authority under Part IV of the FSMA.

Document		**Date Distributed**	**Required Distribution Date**	**Source of Requirement**
1.	Regulatory Announcement – Interim Results	21 May 2008	21 May 2008	DTR4.2.2
2.	Regulatory Announcement – Holding(s) in Company	22 May 2009	23 May 2008	LR9.6.7
3.	Regulatory Announcement – Blocklisting Interim Review	27 May 2008	27 May 2008	LR3.5.6

Regulatory Announcement

Go to market news section

Company	Paragon Grp Of Co's
TIDM	PAG
Headline	Interim Results
Released	07:00 21-May-08
Number	9262U07

RNS Number : 9262U
Paragon Group Of Companies PLC
21 May 2008

Under embargo until Stock Exchange announcement: 7am, Wednesday 21 May 2008

The Paragon Group of Companies PLC ("Paragon"), the specialist buy-to-let and consumer finance lender, today announces its interim results for the six months ended 31 March 2008.

Highlights

Financial Performance

- Underlying profit £38.4 million (2007 H1: £40.2 million) *
- Profit before tax of £26.4 million (2007 H1: £43.3 million)
- Underlying cost:income ratio reduced to 24.9% (2007 H1: 26.4%) †
- Reinstatement of dividend to 1.0p per share (2007 H1: 8.0p per share)
- Shareholders' funds £612.8 million (2007 H1: £293.6 million)

Capital and funding

- £287 million rights issue completed
- £280 million corporate facility repaid
- Warehouse facility termed out to 2050
- Entire £11 billion portfolio match-funded to maturity
- Strong cash position and positive cash flow, with free cash standing at £66.0 million (2007 H1: £23.7 million)

Operations

- Completions £987.6 million (2007 H1: £2,118.2 million)
- Arrears low and stable

* Note 6 † Note 5

Commenting on the results, Nigel Terrington, Chief Executive of Paragon, said:

"The Group enters the second half of the year in a strong financial position, fully match-funded and generating a positive cash flow. Whilst the credit environment has been significantly disrupted and new lending levels have been reduced accordingly, we do expect a return to market stability in due course. In the meantime, the Board will continue to focus on providing support to our existing customers and we remain confident in the enduring strength of the Group's franchise. Additionally, the Board will continue to apply its prudent management approach to the servicing of its loans, to the identification of funding sources for future loan originations and to developing new sources of income to enhance shareholder value."

For further information, please contact:

The Paragon Group of Companies PLC	**Fishburn Hedges**
Nigel Terrington, Chief Executive	Andy Berry
Nick Keen, Finance Director	Tel: 020 7839 4321
Tel: 0121 712 2024	Mobile: 07767 374421

INTERIM MANAGEMENT REPORT

In the six months to 31 March 2008 the Group has managed its activities in the face of significant market disruption. With normal funding routes through the banking and debt capital markets effectively closed, the Group's priorities during the six month period have been to secure funding for the current portfolio and to manage new product originations consistent with the reduced level of funding available for new lending. These objectives have been achieved. With the £287 million rights issue, the repayment of the £280 million bank facility and the terming out of the warehouse all completed in the period, the Group's £11 billion portfolio of mortgages and consumer loans is now match-funded to maturity and generating positive cash flow. The Group is now in a strong financial position and focus has moved firmly towards developing new sources of income.

During the six months ended 31 March 2008, underlying profit, after adding back exceptional items and movements on fair values for hedging instruments, was £38.4 million (note 6), compared with £40.2 million for the first half of 2007. Profit on ordinary activities before taxation was £26.4 million, after deducting exceptional items, compared with £43.3 million for the first half of 2007.

Exceptional costs and the increase in share capital following the rights issue resulted in a reduction in earnings per share to 15.7p (2007 H1 (restated): 44.2p).

As a result of market conditions, funding for new lending has been limited and, over the period, completions, particularly in the buy-to-let businesses, have been managed down in a controlled manner. As a consequence, total loan advances were 53.4% lower over the period at £987.6 million, compared with £2,118.2 million for the first half of 2007. At 31 March 2008, loan assets were £10,855.4 million (note 9), compared with £9,763.3 million at 31 March 2007, a year on year increase of 11.2%.

Cash flow from the loan portfolio has been strong over the period and, notwithstanding significant cash costs associated with the rights issue and from operational restructuring, the Group's free cash was £66.0 million at 31 March 2008, some £15.6 million higher than at the year end (note 11).

The Company will pay an interim dividend of 1.0p per share (8.0p per share H1 2007), a total of £3.0 million (H1 2007: £8.9 million), on 1 August 2008 to all holders on the register on 4 July 2008. Whilst new business development opportunities have yet to be realised, the reinstatement of the dividend at this time reflects the stable funding position achieved for the existing portfolio and the strong operational cash flow being generated by it. The Board will re-assess the dividend policy at the year-end in light of any further developments during the second half year.

The Group is organised into two major operating divisions: First Mortgages, which includes the buy-to-let and

owner-occupied first mortgage assets and other sources of income derived from first charge mortgages; and Consumer Finance, which includes secured lending, car and retail finance and the residual unsecured loan book. These divisions are the basis on which the Group reports primary segmental information.

The underlying profits of these business segments are detailed fully in note 6 and are summarised below.

	Six months to 31 March 2008 £m	Six months to 31 March 2007 £m
Underlying profit		
First Mortgages	32.6	31.4
Consumer Finance	5.8	8.8
	38.4	40.2

Net interest income decreased by 2.7% to £73.2 million from £75.2 million for the first half of 2007, reflecting principally the impact of the managed run-down of the unsecured consumer finance book and the effect of the dislocation of money market rates, with 3 month LIBOR consistently resetting significantly higher than base rates. At 31 March 2008 93.8% (31 March 2007: 92.2%) of the Group's loan assets were first mortgages which, commensurate with the credit quality, earn lower margins, whilst the higher margin consumer book has contracted

over the year.

Other operating income was 8.7% higher than the first half of 2007 at £16.3 million, compared with £15.0 million, reflecting the positive effect of the growth in the loan book on account fee income. Insurance commissions receivable continued to decrease.

Operating expenses, excluding exceptional costs, decreased by 6.3% to £22.3 million from £23.8 million for the first half of 2007, reflecting the effective control of costs across the business and a reduced charge for share based payments. Exceptional costs of £7.2 million were incurred in the period as a result of the standby underwriting facility, other professional costs and redundancies. With redundancies in Epsom resulting from the migration of Mortgage Trust's new business processing function from Epsom to Solihull shortly after the year end, redundancies in Solihull around the half year as a consequence of the need to reflect the reduction in new business activity and with natural wastage, the Group's headcount is now some 30% lower than at the beginning of the financial year. Sufficient capacity has been maintained to resume lending at higher volumes, when it is possible to do so, although such resources are being employed across other group activities until the new lending opportunities present themselves.

The reduction in costs resulting from redundancies will have a greater impact in the second half and on a running

basis operating costs are 20% lower than a year ago. The underlying cost:income ratio for the first half improved to 24.9% from 26.4% for the comparable period last year (note 5). Control over operating costs remains a focus.

The charge for impairment provisions of £28.8 million compares with £26.2 million for the first half of 2007, the majority of which relates to the run-off unsecured loan book. As a percentage of loans to customers (note 9) the charge remained consistent with that for the first half of 2007 at 0.3% (2007 H1: 0.3%). The loan books continue to be carefully managed and the credit performance remains in line with our expectations. Across the Group's portfolio, the total number and percentage of accounts in arrears was lower at 31 March 2008 than twelve months previously, largely due to the continued orderly run-off of the closed, unsecured book. The credit performance of the Group's buy-to-let portfolio remains exemplary, with arrears at similarly low levels to recent years, reflecting the high quality of the book as a result of the Group's focus on prime lending in this market. As a percentage of assets, the Group's buy-to-let arrears are approximately one-third of the comparable industry data and one-quarter of the level for the wider mortgage market. Of the total impairment charge, only £3.4 million, or 0.03% of first mortgage assets (H1 2007: £4.3 million, 0.05% of first mortgage assets) relates to the first mortgage portfolio.

As a result of significant yield curve movements during the period, hedging instrument fair value net losses of £4.8 million (2007 H1: £3.1 million gains), which do not affect cash flow, have arisen from the IFRS requirement that movements in the fair value of hedging instruments attributable to ineffectiveness in the hedging arrangements

should be credited or charged to income and expense. Any ineffectiveness arising from differences between the fair value movements of hedging instruments and the fair value movements of the hedged assets or liabilities is expected to trend to zero over time.

Corporation tax has been charged at the rate of 30.3%, compared to 29.1% in the first half last year.

Profits after taxation of £18.4 million have been transferred to shareholders' funds, which totalled £612.8 million at 31 March 2008.

The information on related party transactions required by section 4.2.8(1) of the Disclosure and Transparency Regulations is given in note 21.

REVIEW OF OPERATIONS

NEW BUSINESS VOLUMES

	Six months to 31 March 2008	Six months to 31 March 2007	Year to 30 September 2007	Six months to 31 March 2008	Six months to 31 March 2007	Year to 30 September 2007

	£m	£m	£m	Number	Number	Number
First Mortgages						
Buy-to-let	855.6	1,934.1	4,079.3	6,048	14,798	30,113
Other	-	0.2	0.3	-	12	18
	855.6	1,934.3	4,079.6	6,048	14,810	30,131
Consumer Finance						
Secured lending	94.9	103.3	205.8	4,006	3,558	7,045
Car Finance	8.4	38.1	70.8	461	1,986	3,687
Retail Finance	28.7	42.5	80.2	17,038	23,161	42,230
	132.0	183.9	356.8	21,505	28,705	52,962
	987.6	2,118.2	4,436.4	27,553	43,515	83,093

FIRST MORTGAGES

The First Mortgages segment comprises the Group's buy-to-let business and the owner-occupied mortgage books.

New business origination by the Group's buy-to-let brands, Paragon Mortgages and Mortgage Trust, has been increasingly restricted during the period and is currently limited to further advances to existing borrowers. Completions were £855.6 million for the six months to 31 March 2008, a decrease of 55.8% from £1,934.1 million for the corresponding period last year. Whilst redemption rates, at just over 19%, were slightly higher than for the comparable period in 2007, they are similar to the levels reported by the Council of Mortgage Lenders

("CML") for the buy-to-let sector for the second half of the calendar year 2007. With alternative competitive offerings falling away in the market, it is likely that redemptions will fall going forward. The buy-to-let portfolio increased by 14.8% to £9,931.0 million at 31 March 2008 from £8,651.5 million a year earlier.

Buy-to-let investors are currently benefiting from high levels of tenant demand and professional investors in particular appear keen to expand their portfolios as property is available at increasingly attractive prices on yields that have not been available for some time. Our own data, which has indicated a marked improvement in rents and yields since last autumn, is supported by the most recent data available from the Royal Institution of Chartered Surveyors ("RICS") and the Association of Residential Letting Agents ("ARLA"). The latest Residential Lettings Survey from RICS recorded continued growth in tenant demand in the final quarter of the calendar year 2007, with rental growth running at more than double the survey's long term average. The more recent ARLA member survey noted that average rents for houses had risen by 4% in the three months to the end of February 2008 and that the number of members reporting an excess of tenants over available property was at its third highest level since the survey began.

Maintaining relationships with intermediaries and the proactive management of existing customer relationships, including the marketing of further advances, remain priorities for the Group. Having carefully managed the withdrawal of products to ensure no customers or introducers were disadvantaged, the Group is well placed to

benefit when funding permits the reintroduction of product offerings. The Group is active in the industry, supporting and working with ARLA, the National Association of Landlords and the CML on an ongoing programme designed to ensure that the private rented sector is served with high quality information and is appropriately represented to government and regulators.

We expect that tenant demand will continue to increase as uncertainty about the housing market and the economy generally augments the broader social and demographic factors which have been behind the increase in rental demand over the longer term. Weaker house prices, combined with higher rents, should lead to improved yields on residential property which will motivate landlords, particularly professional landlords, to add property to their portfolios. However, landlords are expected to be constrained in extending their portfolios by the lower availability of attractive terms on buy-to-let mortgages and by their own risk-averse approach in a slower property market. In such a market, the Group's prospects for retaining customer value are good.

The owner-occupied book reduced to £251.7 million from £354.9 million during the six months ended 31 March 2008 and performed in line with expectations.

CONSUMER FINANCE

Total advances by the consumer finance businesses were £132.0 million during the period, compared with £183.9

million during the corresponding period of the previous year. At 31 March 2008, the total loans outstanding on the consumer finance books were £672.7 million, compared with £756.9 million at 31 March 2007, the reduction resulting from our ongoing conservative lending criteria and tightening of policy, together with the withdrawal of products from the sales aid finance division.

The division continues to focus on writing high quality loans with funding available within existing securitisation structures. Arrears levels remain stable in line with expectations and below industry averages.

Personal finance

Secured personal finance advances were £94.9 million for the six months ended 31 March 2008 compared with £103.3 million in the first half of 2007. The Group's focus continues to be on prime business.

Whilst the secured loans sector has been impacted by current conditions in the financial markets, recent trading by Paragon Personal Finance has been strong with the division showing significant growth in the volume of advances in the second quarter. This has been achieved despite continued focus on applicant credit quality and further tightening of criteria. As a result of the maintenance of prudent underwriting criteria, arrears have reduced over the period and we will continue to maintain tight control over the quality of new originations.

The closed unsecured book continues to run down in accordance with our expectations. The book totalled £45.3

million at 31 March 2008, compared to £66.4 million a year before. During the period, balances with a book value of £2.7 million were sold at book value and similar small disposals are expected in the second half of the year.

Sales aid finance

The sales aid finance business, incorporating retail and car finance, generated new business of £37.1 million during the six months ended 31 March 2008 (2007 H1: £80.6 million).

Whilst loan quality has remained high, the profitability of new advances no longer meets the Group's targets and sales aid product offerings were withdrawn at the end of February 2008.

FUNDING

Following the successful completion of the recent rights issue which raised, before costs, £287.0 million during the period, the Group's £280.0 million working capital facility was repaid on 27 February 2008. On 29 February 2008 the Group's warehouse facility, from which new lending was funded, was closed to new advances and, in accordance with its terms, converted to a £1.7 billion term loan repayable by 2050. Substantially all of the remaining loan portfolios are funded through securitisation structures and are thus match-funded to maturity and

none of the Group's debt matures before 2017.

The Group continues to finance secured consumer finance originations and buy-to-let further advances through its current securitisation arrangements. In order to be able to write more normal levels of new business in the future, the Board continues to pursue sources of funding, including forward flow agreements.

BOARD OF DIRECTORS

In March we were pleased to announce the appointment of Edward (Ted) Tilly to the Board as a non-executive director. Mr Tilly's appointment was effective from 1 April 2008. Between 1999 and 2003 Mr Tilly was Chairman of Barclays Life Assurance Limited. Previously Mr Tilly was Chief Executive and, subsequently, Chairman of Consolidated Financial Insurance, part of GE Capital. Prior to this he spent 30 years with Legal & General Group plc.

CONCLUSION

The Group enters the second half of the financial year in a strong financial position and with its franchise intact. Although housing market sentiment has deteriorated in recent months, our view remains that the long term prospects for the private rented sector remain strong. Whilst the credit environment remains difficult, impacting

the workings of the money, banking and capital markets, we await a return to market stability and increased lending activity by the Group in due course. In the meantime, the Board will continue to apply its prudent management approach to the servicing of its loans, to the identification of funding sources for future loan originations and to the development of new sources of income to enhance shareholder value.

STATEMENT OF DIRECTORS' RESPONSIBILITIES

The directors confirm that, to the best of their knowledge;

- the condensed financial statements have been prepared in accordance with International Accounting Standard 34 - 'Interim Financial Information';
- the Interim Management Report includes a fair review of the information required by Section 4.2.7R of the Disclosure and Transparency Rules, issued by the UK Listing Authority (indication of important events during the first six months of the current financial year and their impact on the condensed financial statements and description of the principal risks and uncertainties for the remaining six months of the year); and
- the Interim Management Report includes a fair review of the information required by Section 4.2.8R of the Disclosure and Transparency Rules, issued by the UK Listing Authority (disclosure of related party transactions that have taken place in the first six months of the financial year and that may have materially affected the financial position or performance of the enterprise during that period; and any changes in the related party transactions described in the last annual report which could do so).

Approved by the Board of Directors and signed on behalf of the Board.

JOHN G GEMMELL

Company Secretary

21 May 2008

CONDENSED FINANCIAL STATEMENTS

CONSOLIDATED INCOME STATEMENT
For the six months ended 31 March 2008 (Unaudited)

	Note	Six months to 31 March 2008 £m	Six months to 31 March 2007 £m	Year to 30 September 2007 £m
Interest receivable		430.3	339.9	747.5
Interest payable and similar charges		(357.1)	(264.7)	(591.7)
Net interest income		73.2	75.2	155.8

Share of results of associate		-	-	0.2
Other operating income		16.3	15.0	28.9
Total operating income		89.5	90.2	184.9
Operating expenses				
Underlying operating expenses		(22.3)	(23.8)	(47.7)
Exceptional operating expenses	4	(7.2)	-	-
Total operating expenses		(29.5)	(23.8)	(47.7)
Provisions for losses		(28.8)	(26.2)	(50.5)
		31.2	40.2	86.7
Fair value net (losses) / gains		(4.8)	3.1	4.3
Operating profit being profit on ordinary activities before taxation		26.4	43.3	91.0
Tax charge on profit on ordinary activities	7	(8.0)	(12.6)	(28.2)
Profit on ordinary activities after taxation		18.4	30.7	62.8
Dividend - Rate per 10p ordinary share for the period	14	-	8.0p	8.0p
Dividend - Rate per £1 ordinary share for the period	14	1.0p	-	-

	Note	Six months to 31 March 2008	Six months to 31 March 2007 (restated)	Year to 30 September 2007 (restated)
Basic earnings per share	8	15.7p	44.2p	90.5p
Diluted earnings per share	8	15.6p	42.2p	87.2p

The results for the periods shown above relate entirely to continuing operations.

CONSOLIDATED BALANCE SHEET
31 March 2008 (Unaudited)

	Note	31 March 2008 £m	31 March 2007 £m	30 September 2007 £m
ASSETS EMPLOYED				
Non-current assets				
Intangible assets		0.6	0.6	0.6
Property, plant and equipment		20.9	21.0	21.9
Interests in associates		0.5	0.3	0.5
Financial assets	9	11,318.1	9,795.5	11,119.5
Retirement benefit obligations	10	2.5	2.2	4.2
Deferred tax assets		10.6	34.1	16.1

		11,353.2	9,853.7	11,162.8
Current assets				
Other receivables		6.7	6.2	6.7
Cash and cash equivalents	11	1,025.7	1,097.5	927.7
		1,032.4	1,103.7	934.4
Total assets		12,385.6	10,957.4	12,097.2
FINANCED BY				
Equity shareholders' funds				
Called-up share capital	12	299.1	12.1	12.1
Reserves	13	369.8	335.1	358.0
Share capital and reserves		668.9	347.2	370.1
Own shares	15	(56.1)	(53.6)	(56.8)
Total equity		612.8	293.6	313.3
Current liabilities				
Financial liabilities	16	0.8	195.9	280.9
Current tax liabilities		8.2	8.7	3.1
Provisions		0.4	1.8	1.4
Other liabilities		86.2	96.8	111.1
		95.6	303.2	396.5
Non-current liabilities				
Financial liabilities	16	11,670.3	10,352.8	11,379.6
Provisions		0.4	1.4	0.6

Other liabilities	6.5	6.4	7.2
	11,677.2	10,360.6	11,387.4
Total liabilities	11,772.8	10,663.8	11,783.9
	12,385.6	10,957.4	12,097.2

The condensed financial statements for the half year were approved by the Board of Directors on 21 May 2008.

CONSOLIDATED CASH FLOW STATEMENT
For the six months ended 31 March 2008 (Unaudited)

	Note	Six months to 31 March 2008 £m	Six months to 31 March 2007 £m	Year to 30 September 2007 £m
Net cash flow generated / (utilised) by operating activities	18	203.3	(1,297.6)	(2,511.6)
Net cash (utilised) by investing activities	19	(1.2)	(3.3)	(6.2)
Net cash (utilised) / generated by financing activities	20	(103.7)	1,775.4	2,822.7
Net increase in cash and cash				

equivalents	98.4	474.5	304.9
Opening cash and cash equivalents	927.2	622.3	622.3
Closing cash and cash equivalents	1,025.6	1,096.8	927.2
Represented by balances within			
Cash and cash equivalents	1,025.7	1,097.5	927.7
Financial liabilities	(0.1)	(0.7)	(0.5)
	1,025.6	1,096.8	927.2

CONSOLIDATED STATEMENT OF RECOGNISED INCOME AND EXPENDITURE
Six months ended 31 March 2008 (Unaudited)

	Six months to 31 March 2008 £m	**Six months to 31 March 2007 £m**	**Year to 30 September 2007 £m**
Profit for the period	18.4	30.7	62.8
Actuarial (loss) / gain on pension scheme	(2.2)	1.5	3.4

Cash flow hedge gains / (losses) taken to equity	3.5	(1.3)	(1.4)
Tax on items taken directly to equity	(0.6)	(0.1)	(0.5)
Total recognised income and expenditure for the period	19.1	30.8	64.3

RECONCILIATION OF MOVEMENTS IN CONSOLIDATED EQUITY
Six months ended 31 March 2008 (Unaudited)

	Note	Six months to 31 March 2008 £m	Six months to 31 March 2007 £m	Year to 30 September 2007 £m
Total recognised income and expenditure for the period		19.1	30.8	64.3
Dividends paid	14	-	(11.2)	(20.1)
Rights issue net proceeds		279.6	-	-
Net movement in own shares		0.7	(5.9)	(9.1)
Deficit on transactions in own shares		(0.6)	(0.9)	(1.5)
Charge for share based remuneration		1.6	1.2	2.6
Tax on share based remuneration		(0.9)	0.6	(1.9)
Total movements in equity in the				

period	299.5	14.6	34.3
Opening equity	313.3	279.0	279.0
Closing equity	612.8	293.6	313.3

SELECTED NOTES TO THE ACCOUNTS
For the six months ended 31 March 2008 (Unaudited)

1. GENERAL INFORMATION

The condensed financial statements for the six months ended 31 March 2008 and for the six months ended 31 March 2007 have not been audited.

The figures shown above for the year ended 30 September 2007 are not statutory accounts. A copy of the statutory accounts has been delivered to the Registrar of Companies, contained an unqualified audit report and did not contain an adverse statement under sections 237 (2) or 237 (3) of the Companies Act 1985, the relevant legislation at the time.

This document may contain forward-looking statements with respect to certain of the plans and current goals and expectations relating to the future financial conditions, business performance and results of the Group. By their nature, all forward-looking statements involve risk and uncertainty because they relate to future events and circumstances that are beyond the control of the Group including, amongst other things, UK domestic and global economic and business conditions, market related risk such as fluctuation in interest rates and exchange rates, inflation, deflation, the impact of competition, changes in customer preferences, risks concerning borrower credit quality, delays in implementing proposals, the timing, impact and other uncertainties of future acquisitions or other combinations within relevant industries, the policies and actions of regulatory authorities, the impact of tax or other legislation and other regulations in the jurisdictions in which the Group and its affiliates operate. As a result, the Group's actual future financial

condition, business performance and results may differ materially from the plans, goals and expectations expressed or implied in these forward looking statements. Nothing in this document should be construed as a profit forecast.

A copy of the Interim Statement will be posted to shareholders and additional copies can be obtained from The Company Secretary, The Paragon Group of Companies PLC, St. Catherine's Court, Herbert Road, Solihull, West Midlands, B91 3QE.

2. ACCOUNTING POLICIES

The condensed financial statements are presented in accordance with the requirements of International Accounting Standard 34 - 'Interim Financial Reporting'.

The Group prepares its annual financial statements in accordance with International Financial Reporting Standards as endorsed by the European Union. The condensed financial statements have been prepared on the basis of the accounting policies set out in the Annual Report and Accounts of the Group for the year ended 30 September 2007, which are expected to be used in the preparation of the financial statements of the Group for the year ending 30 September 2008.

3. SEGMENTAL RESULTS

For reporting purposes the Group is organised into two major operating divisions, First Mortgages and Consumer Finance, which includes secured lending, car and retail finance, and the residual unsecured loans book. These divisions are the basis on which the Group reports primary segmental information. Financial information about these business segments is shown below.

Six months ended 31 March 2008

	First	Consumer	Total

	Mortgages £m	Finance £m	£m
Interest receivable	371.8	58.5	430.3
Interest payable	(329.3)	(27.8)	(357.1)
Net interest income	42.5	30.7	73.2
Income from associate	-	-	-
Other operating income	10.6	5.7	16.3
Total operating income	53.1	36.4	89.5
Operating expenses	(22.9)	(6.6)	(29.5)
Provisions for losses	(3.4)	(25.4)	(28.8)
	26.8	4.4	31.2
Fair value net gains	(4.6)	(0.2)	(4.8)
Operating profit	22.2	4.2	26.4
Tax charge			(8.0)
Profit after taxation			18.4

Six months ended 31 March 2007

	First Mortgages £m	Consumer Finance £m	Total £m

Interest receivable	279.2	60.7	339.9
Interest payable	(237.1)	(27.6)	(264.7)
Net interest income	42.1	33.1	75.2
Income from associate	-	-	-
Other operating income	7.1	7.9	15.0
Total operating income	49.2	41.0	90.2
Operating expenses	(13.5)	(10.3)	(23.8)
Provisions for losses	(4.3)	(21.9)	(26.2)
	31.4	8.8	40.2
Fair value net gains	3.0	0.1	3.1
Operating profit	34.4	8.9	43.3
Tax charge			(12.6)
Profit after taxation			30.7

Year ended 30 September 2007

	First Mortgages £m	Consumer Finance £m	Total £m
Interest receivable	629.2	118.3	747.5
Interest payable	(534.6)	(57.1)	(591.7)
Net interest income	94.6	61.2	155.8
Income from associate	0.2	-	0.2

Other operating income	14.7	14.2	28.9
Total operating income	109.5	75.4	184.9
Operating expenses	(28.1)	(19.6)	(47.7)
Provisions for losses	(3.7)	(46.8)	(50.5)
	77.7	9.0	86.7
Fair value net gains	4.1	0.2	4.3
Operating profit	81.8	9.2	91.0
Tax charge			(28.2)
Profit after taxation			62.8

4. EXCEPTIONAL OPERATING EXPENSES

Exceptional operating expenses are costs of a one-off nature, which do not result from the underlying business activities of the Group and are shown separately from its on-going expenses. These comprise:

	31 March 2008 £m	**31 March 2007 £m**	**30 September 2007 £m**
Standby underwriting fee	4.1	-	-
Exceptional professional costs	1.6	-	-
Redundancy costs	1.5	-	-
Exceptional operating expense	7.2	-	-

Of which:			
First Mortgages	5.8	-	-
Consumer Finance	1.4	-	-
	7.2	-	-

The standby underwriting fee was charged in respect of the standby underwriting agreement described in note 57 to the annual accounts for the year ended 30 September 2007.

Exceptional professional costs relate to services provided in respect of proposed financing transactions in the period which did not proceed.

5. COST:INCOME RATIO

Underlying cost:income ratio is derived as follows:

	31 March 2008	**31 March 2007**	**30 September 2007**
Operating expenses	29.5	23.8	47.7
Less: Exceptional operating expenses (note 4)	(7.2)	-	-
Cost	22.3	23.8	47.7
Total operating income	89.5	90.2	184.9

Cost / Income	24.9%	26.4%	25.8%

6. UNDERLYING PROFIT

Underlying profit is determined by excluding from the operating result certain costs of a one-off nature, described in note 4, which do not reflect the underlying business performance of the Group, and fair value accounting adjustments arising from the Group's hedging arrangements.

	31 March 2008 £m	31 March 2007 £m	30 September 2007 £m
First mortgages			
Profit before tax for the period (note 3)	22.2	34.4	81.8
Less:			
Exceptional operating expenses (note 4)	5.8	-	-
Fair value losses / (gains)	4.6	(3.0)	(4.1)
	32.6	31.4	77.7
Consumer Finance			
Profit before tax for the period (note 3)	4.2	8.9	9.2
Less:			

Exceptional operating expenses (note 4)	1.4	-	-
Fair value losses / (gains)	0.2	(0.1)	(0.2)
	5.8	8.8	9.0
Total			
Profit before tax for the period	26.4	43.3	91.0
Less:			
Exceptional operating expenses (note 4)	7.2	-	-
Fair value losses / (gains)	4.8	(3.1)	(4.3)
Underlying profit before tax	38.4	40.2	86.7

7. TAX CHARGE ON PROFIT ON ORDINARY ACTIVITIES

Income tax for the six months ended 31 March 2008 is charged at 30.3% (six months ended 31 March 2007: 29.1%, year ended 30 September 2007: 31.0%), representing the best estimate of the annual effective rate of income tax expected for the full year, applied to the pre-tax income of the period.

8. EARNINGS PER SHARE

Earnings per ordinary share is calculated as follows:

	31 March 2008	31 March 2007	30 September 2007

		(restated)	(restated)
Profit for the period (£m)	18.4	30.7	62.8
Basic weighted average number of ordinary shares ranking for dividend during the period (million)	117.3	69.5	69.3
Dilutive effect of the weighted average number of share options and incentive plans in issue during the period (million)	0.2	3.3	2.6
Diluted weighted average number of ordinary shares ranking for dividend during the period (million)	117.5	72.8	71.9
Earnings per ordinary share			
- basic	15.7p	44.2p	90.5p
- diluted	15.6p	42.2p	87.2p

The amounts shown above in respect of the six months ended 31 March 2007 and for the year ended 30 September 2007

have been retrospectively adjusted for the bonus effect of the rights issue on 21 February 2008 and for the share consolidation on 29 January 2008.

9. FINANCIAL ASSETS

	31 March 2008 £m	31 March 2007 £m	30 September 2007 £m
Loans to customers	10,855.4	9,763.3	11,034.9
Fair value adjustments from portfolio hedging	2.6	(34.9)	(22.8)
Loans to associated undertakings	14.9	15.2	15.4
Derivative financial assets	445.2	51.9	92.0
	11,318.1	9,795.5	11,119.5

10. RETIREMENT BENEFIT OBLIGATIONS

The defined benefit obligation at 31 March 2008 has been calculated on a year-to-date basis, using the latest actuarial valuation at 30 September 2007. There have been no significant fluctuations or one-off events since that time that would require an adjustment to the actuarial assumptions made at 30 September 2007.

The defined benefit plan assets have been updated to reflect their market value at 31 March 2008. Differences between the expected and actual return on assets has been recognised as an actuarial loss in the Statement of Recognised Income

and Expenditure.

11. CASH AND CASH EQUIVALENTS

Cash received in respect of loan assets is not immediately available for Group purposes, due to the terms of the warehouse facilities and the securitisations. 'Cash and Cash Equivalents' also includes balances held by the Trustees of the Paragon Employee Share Ownership Plans which may only be used to invest in the shares of the Company, pursuant to the aims of those plans.

The total 'Cash and Cash Equivalents' balance may be analysed as shown below:

	31 March 2008 £m	31 March 2007 £m	30 September 2007 £m
Free cash	66.0	23.7	50.4
Securitisation cash	957.5	1,072.1	875.1
ESOP cash	2.2	1.7	2.2
	1,025.7	1,097.5	927.7

12. CALLED-UP SHARE CAPITAL

	31 March 2008 £m	31 March 2007 £m	30 September 2007 £m

Authorised:			
311,000,000 ordinary shares of £1 each	311.0	-	-
175,000,000 ordinary shares of 10p each	-	17.5	17.5
	311.0	17.5	17.5
Allotted and paid-up:			
Ordinary shares of £1 each	299.1	-	-
Ordinary shares of 10p each	-	12.1	12.1
	299.1	12.1	12.1

On 31 January 2008 the Company's 10 pence ordinary shares were consolidated into new £1 ordinary shares on a one for ten basis.

On 21 February 2008 the Company completed a rights issue in which new £1 ordinary shares were offered to the holders of the existing 10p ordinary share on a five for two basis at par. This rights issue was fully subscribed, raising £287.0m. Costs of £7.4m have been set against the share premium account.

Movements in the issued share capital in the period were:

Six months to 31 March 2008	Six months to 31 March 2007	Year to 30 September

	Number	Number	2007 Number
Ordinary shares of 10p each			
At 1 October 2007	121,493,242	121,452,366	121,452,366
Shares issued in respect of share option schemes	-	33,911	40,876
Shares issued in respect of fractional entitlements	8	-	-
Share consolidation	(121,493,250)	-	-
	-	121,486,277	121,493,242
Ordinary shares of £1 each			
At 1 October 2007	-	-	-
Share consolidation	12,149,325	-	-
Rights issue	287,010,280	-	-
	299,159,605	-	-

13. RESERVES

	31 March 2008 £m	31 March 2007 £m	30 September 2007 £m

Share premium account	64.1	71.5	71.5
Merger reserve	(70.2)	(70.2)	(70.2)
Cash flow hedging reserve	(0.1)	(2.5)	(2.4)
Profit and loss account	376.0	336.3	359.1
	369.8	335.1	358.0

14. EQUITY DIVIDEND

Amounts recognised as distributions to equity shareholders in the period:

	31 March 2008 £m	31 March 2007 £m	30 September 2007 £m
Final dividend for the year ended 30 September 2006 of 10.1p per share	-	11.2	11.2
Interim dividend for the year ended 30 September 2007 of 8.0p per share	-	-	8.9
	-	11.2	20.1

No final dividend in respect of the year ended 30 September 2007 was declared.

An interim dividend of 1.0p per share is proposed (2007: 8.0p per share), payable on 1 August 2008 with a record date of 4 July 2008. The amount expected to be absorbed by this dividend, based on the number of shares in issue at the balance sheet date is £3.0m. The interim dividend will be recognised in the accounts when it is paid.

15. OWN SHARES

	31 March 2008	31 March 2007	30 September 2007
	£m	£m	£m
Treasury shares			
At 1 October 2007	39.5	31.4	31.4
Shares purchased	-	4.7	8.1
At 31 March 2008	39.5	36.1	39.5
ESOP shares			
At 1 October 2007	17.3	16.3	16.3
Shares purchased	-	2.7	3.4
Effect of rights issue	(0.1)	-	-
Options exercised	(0.6)	(1.5)	(2.4)
At 31 March 2008	16.6	17.5	17.3
Balance at 31 March 2008	56.1	53.6	56.8
Number of shares held			
Ordinary shares of £1 each			
Treasury	668,900	-	-

ESOP	1,219,011	-	-
Balance at 31 March 2008	1,887,911	-	-
Ordinary shares of 10p each			
Treasury	-	6,004,000	6,689,000
ESOP	-	4,778,518	4,510,734
Balance at 31 March 2008	-	10,782,518	11,199,734

16. FINANCIAL LIABILITIES

	31 March 2008	31 March 2007	30 September 2007
	£m	£m	£m
Current liabilities			
Finance lease liability	0.7	0.4	0.5
Bank loans and overdrafts	0.1	195.5	280.4
	0.8	195.9	280.9
Non-current liabilities			
Asset backed loan notes	9,577.5	9,611.9	9,892.6
Corporate bond	119.1	115.0	115.8

Finance lease liability	13.0	13.7	13.4
Bank loans and overdrafts	1,675.2	280.3	931.7
Derivative financial liabilities	285.5	331.9	426.1
	11,670.3	10,352.8	11,379.6

The Group's securitisation borrowings are denominated in sterling, euros and US dollars. All currency borrowings are swapped at inception so that they have the effect of sterling borrowings. These swaps provide an effective hedge against exchange rate movements, but the requirement to carry them at fair value leads, when exchange rates have moved significantly since the issue of the notes, to large balances for the swaps being carried in the balance sheet. This is currently the case with US dollar swaps, although the credit balance is compensated for by retranslating the borrowings at the current exchange rate.

Details of changes in the Group's borrowings since the year end are given in note 17 below.

17. BORROWINGS

The £280.0m bank facility drawn by Paragon Finance PLC was repaid and cancelled on 27 February 2008.

On 29 February 2008 the warehouse facility provided to Paragon Second Funding Limited ceased to be available for further drawings. The borrowing at that date is subject to repayment to the extent of the net capital received from customers in respect of the underlying assets, in the same way as for asset backed loan notes. The interest margin on mortgage drawings under this borrowing increased to 67.5 basis points from 22.5 basis points on 29 February 2008.

All other borrowings described in the Group Accounts for the year ended 30 September 2007 remained in place throughout the period.

18. NET CASHFLOW FROM OPERATING ACTIVITIES

	Six months to 31 March 2008 £m	Six months to 31 March 2007 £m	Year to 30 September 2007 £m
Profit before tax	26.4	43.3	91.0
Non-cash items included in profit and other adjustments			
Depreciation of property, plant and equipment	2.0	1.9	3.9
Amortisation of intangible assets	0.1	0.1	0.2
Share of profit of associated undertaking	-	-	(0.2)
Foreign exchange movements on borrowings	522.7	(162.4)	(208.8)
Other non-cash movements on borrowings	10.1	(1.2)	2.9
Impairment losses on loans to customers	28.7	26.2	50.5
Charge for share based			

remuneration	1.6	1.2	2.6
Loss on disposal of property, plant and equipment	0.1	0.2	0.1
Financing cash flows included in operating profit	5.7	-	-
Net (increase) / decrease in operating assets			
Loans to customers	150.8	(1,362.8)	(2,658.7)
Loans to associates	0.5	(15.2)	(15.4)
Derivative financial instruments	(353.2)	(31.6)	(71.7)
Fair value of portfolio hedges	(25.4)	20.9	8.8
Other receivables	1.7	(1.8)	(4.3)
Net increase / (decrease) in operating liabilities			
Derivative financial instruments	(140.6)	169.6	263.8
Other liabilities	(29.0)	19.3	35.1
Cash generated / (utilised) by operations	202.2	(1,292.3)	(2,500.2)
Income taxes received / (paid)	1.1	(5.3)	(11.4)
Net cash flow generated / (utilised) by operating activities	203.3	(1,297.6)	(2,511.6)

19. NET CASHFLOW USED IN INVESTING ACTIVITIES

	Six months to 31 March 2008 £m	Six months to 31 March 2007 £m	Year to 30 September 2007 £m
Proceeds on disposal of property, plant and equipment	0.6	0.6	1.3
Purchases of property, plant and equipment	(1.7)	(3.5)	(7.0)
Purchases of intangible assets	(0.1)	(0.1)	(0.2)
Investment in associated undertaking	-	(0.3)	(0.3)
Net cash (utilised) by investing activities	(1.2)	(3.3)	(6.2)

20. NET CASHFLOW FROM FINANCING ACTIVITIES

	Six months to 31 March 2008 £m	Six months to 31 March 2007 £m	Year to 30 September 2007 £m

Net proceeds of rights issue	279.7	-	-
Dividends paid	-	(11.2)	(20.1)
Issue of asset backed floating rate notes	-	3,263.0	4,262.1
Repayment of asset backed floating rate notes	(840.7)	(548.8)	(1,223.7)
Capital element of finance lease payments	(0.2)	(0.2)	(0.4)
Movement on bank facilities	463.2	(920.6)	(184.6)
Standby underwriting fee	(4.1)	-	-
Exceptional professional costs (note 4)	(1.6)	-	-
Purchase of shares	-	(7.4)	(11.5)
Exercise of options under ESOP scheme	-	0.5	0.8
Exercise of other share options	-	0.1	0.1
Net cash (utilised) / generated by financing activities	(103.7)	1,775.4	2,822.7

21. RELATED PARTY TRANSACTIONS

In the six months ended 31 March 2008, the Group has continued the related party relationships described in note 56 on

page 99 of the annual report and accounts of the Group for the financial year ended 30 September 2007. These comprise the compensation of the Group's key management personnel and the charging of loan interest, payment of commissions and provision of management services to its associated undertaking. There have been no changes in these relationships which could have a material effect on the financial position or performance of the Group in the period.

Save for the transactions referred to above, there have been no related party transactions in the six months ended 31 March 2008.

INDEPENDENT REVIEW REPORT
TO THE PARAGON GROUP OF COMPANIES PLC

Introduction

We have been engaged by the company to review the condensed set of financial statements in the half-yearly financial report for the six months ended 31 March 2008 which comprises the income statement, the balance sheet, the statement of recognised income and expense, the cash flow statement and related notes 1 to 21. We have read the other information contained in the half-yearly financial report and considered whether it contains any apparent misstatements or material inconsistencies with the information in the condensed set of financial statements.

This report is made solely to the company in accordance with International Standard on Review Engagements 2410 issued by the Auditing Practices Board. Our work has been undertaken so that we might state to the company those matters we are required to state to them in an independent review report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company, for our review work, for this report, or for the conclusions we have formed.

Directors' responsibilities

The half-yearly financial report is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the half-yearly financial report in accordance with the Disclosure and Transparency Rules of the United Kingdom's Financial Services Authority.

As disclosed in note 2, the annual financial statements of the Group are prepared in accordance with IFRSs as adopted by the European Union. The condensed set of financial statements included in this half-yearly financial report has been prepared in accordance with International Accounting Standard 34 - 'Interim Financial Reporting,' as adopted by the European Union.

Our responsibility

Our responsibility is to express to the Company a conclusion on the condensed set of financial statements in the half-yearly financial report based on our review.

Scope of Review

We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410, 'Review of Interim Financial Information Performed by the Independent Auditor of the Entity' issued by the Auditing Practices Board for use in the United Kingdom. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK and Ireland) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the condensed set of financial statements in the half-yearly financial report for the six months ended 31 March 2008 is not prepared, in all material respects,

in accordance with International Accounting Standard 34 as adopted by the European Union and the Disclosure and Transparency Rules of the United Kingdom's Financial Services Authority.

Deloitte & Touche LLP
Chartered Accountants and Registered Auditor
Birmingham, United Kingdom
21 May 2008

FUTURE PROSPECTS

There are a number of potential risks and uncertainties which could have a material impact on the Group's performance over the remaining six months of the financial year and could cause actual results to differ materially from expected and historical results. These risks include the following:

Economic environment

Further deterioration in the general economy may adversely affect all aspects of the Group's business. Adverse economic conditions might increase the number of borrowers that default on their loans, which may increase the Group's costs and could result in losses on some of the Group's assets.

Changes in interest rates may adversely affect the Group's net income and profitability.

Credit risk

As a primary lender the Group faces credit risk as an inherent component of its lending activities. Adverse changes in the credit quality of the Group's borrowers, a general deterioration in UK economic conditions or adverse changes arising from systematic risks in financial systems could reduce the recoverability and value of the Group's assets.

Operational risk

The Group's activities subject it to operational risks relating to its ability to implement and maintain effective systems to process the high volume of transactions with customers. A significant breakdown of the IT systems of the Group might adversely impact the ability of the Group to operate its business effectively.

Competitor risk

The Group faces strong competition in all of the core markets in which it operates. There is a danger that its profitability and/or market share may be impaired.

Management

The success of the Group is dependent on recruiting and retaining skilled senior management and personnel.

END

Regulatory Announcement

Go to market news section

Company	Paragon Grp Of Co's
TIDM	PAG
Headline	Holding(s) in Company
Released	17:12 22-May-08
Number	1229V17

RNS Number : 1229V
Paragon Group Of Companies PLC
22 May 2008

TR-1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):

The Paragon Group of Companies PLC

2. Reason for the notification (please state **Yes/No**):

An acquisition or disposal of voting rights:

Yes

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached:

No

An event changing the breakdown of voting rights:

No

Other (please specify) :
....

3. Full name of person(s) subject to the notification obligation (iii):

Standard Life Investments Ltd

4. Full name of shareholder(s) (if different from 3.) (iv):

Vidacos Nominees

5. Date of the transaction (and date on which the threshold is crossed or reached if different) (v):

21 May 2008

6. Date on which issuer notified:

22 May 2008

7. Threshold(s) that is/are crossed or reached:

9%

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	**Situation previous to the Triggering transaction** (vi)	
	Number of shares	**Number of voting Rights** (viii)
GB00B2NGPM57	26,810,296	26,810,296

Resulting situation after the triggering transaction (vii)

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of voting rights (ix)		% of voting rights	
	Direct	Direct (x)	Indirect (xi)	Direct	Indirect
GB00B2NGPM57	27,166,827	15,257,177	11,909,650	5.111%	3.990%

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration Date (xiii)	Exercise/Conversion Period/ Date (xiv)	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
27,166,827	9.101%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

Standard Life Investments Ltd

Proxy Voting:

10. Name of the proxy holder:

………………

11. Number of voting rights proxy holder will cease to hold:

………………

12. Date on which proxy holder will cease to hold voting rights:

………………

13. Additional information:

………………

14. Contact name:

John G Gemmell

15. Contact telephone number:

0121 712 2075

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Regulatory Announcement

Go to market news section

Company	Paragon Grp Of Co's
TIDM	PAG
Headline	Blocklisting Interim Review
Released	10:40 27-May-08
Number	2814V10

RNS Number : 2814V
Paragon Group Of Companies PLC
27 May 2008

BLOCKLISTING SIX MONTHLY RETURN

1. Name of company

The Paragon Group of Companies PLC

2. Name of scheme

The Paragon 1999 Sharesave Scheme

3. Period of return:

From 25/11/07 To 24/05/08

4. Number and class of share(s) (amount of stock / debt security) not issued under scheme

41,204 ORDINARY SHARES OF £1 EACH

5. Number of shares issued / allotted under scheme during period:

0

6. Balance under scheme not yet issued / allotted at end of period

41,204 ORDINARY SHARES OF £1 EACH

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

920,640 Ordinary Shares of 10p each on 29/11/2000
637,722 Ordinary Shares of 10p each on 27/06/2006
363,019 Ordinary Shares of 10p each on 23/08/2007

THE COMPANY'S SHARES WERE CONSOLDIATED ON A 1 FOR 10 BASIS ON 28/01/2008.

Please confirm total number of shares in issue at the end of the period in order for us to update our records

299,159,605	Gross
298,490,705	Net of shares held in Treasury

Contact for queries

Name: Mr John Gemmell

Address: St Catherine's Court, Herbert Road, Solihull, West Midlands, B91 3QE

Telephone: 0121 712 2075

END

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END